UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

VAPOR CORP.

(Name of issuer)

Common Stock, Par Value $0.01

(Title of class of securities)

922099106

(CUSIP number)

Tamar Galazan 16711 Collins Ave #2204 Sunny Isles, Florida (305) 947-9449

(Name, address and telephone number of person authorized to receive notices and communications)

September 1, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 922099106	Page 2 of 6 Pages

(1)	Names of reporting persons Tamar Galazan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds * (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,353,750
	(8)	Shared voting power 0
	(9)	Sole dispositive power 5,353,750
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 5,353,750
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.9%*
(14)	Type of reporting person (see instructions) IN

*	See Item 5(a) herein.

CUSIP No. 922099106	SCHEDULE 13D	Page 3 of 6 Pages

Item 1. Security and Issuer

This Statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Vapor Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3001 Griffin Road, Dania Beach, Florida 33312.

Item 2. Identity and Background

(a), (b), (c), (d), (e) and (f). This Statement is being filed by Tamar Galazan (the “Reporting Person”), whose principal business address is 16711 Collins Ave. #2204, Sunny Isles, Florida 33160. The Reporting Person is a citizen of the United States and has neither, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On September 1, 2009, the Issuer acquired in a private transaction 1,000,000 shares of Common Stock (as adjusted to give effect to a reverse stock split of 2.5:1 on the shares of Common Stock effected by the Issuer on February 10, 2010) and (ii) 5,000,000 shares of Common Stock on January 26, 2010.

Item 4. Purpose of the Transaction

The Reporting Person acquired the securities of the Issuer reported herein for investment purposes. The Reporting Person intends to review on a continuing basis her investment in the shares of Common Stock and to take such actions with respect to her investment, as she deems appropriate in light of the circumstances existing from time to time. Depending on market and other conditions, the Reporting Person may continue to hold the shares of Common Stock, acquire additional shares of Common Stock, or dispose of all or a portion of the shares of Common Stock she now owns or may hereafter acquire. The Reporting Person does not have any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) though (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Statement, the Reporting Person beneficially owns (i) 5,353,750 shares of Common Stock which represent in the aggregate approximately 8.9% of the 60,185,344 shares of Common Stock outstanding as of November 9, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, calculated based upon the sum of (x) 60,185,344 shares of Common Stock outstanding as of November 9, 2011.

(b) The Reporting Person possesses sole voting and sole dispositive power over the shares of Common Stock described in paragraph (a) above.

(c) No transactions in the Common Stock have been effected by the Reporting Person during the 60 days prior to September 1, 2009 and from such date through the date of this Statement except as disclosed in Item 3 above and as follows.

(1) On June 1, 2010, the Reporting Person effected a gift of 100,000 shares of Common Stock;

CUSIP No. 922099106	SCHEDULE 13D	Page 4 of 6 Pages

(2) On February 1, 2011, the Reporting Person effected an open market sale of 1,000 shares of Common Stock at $0.44 per share;

(3) On February 3, 2011, the Reporting Person effected an open market sale of 1,000 shares of Common Stock at $0.43 per share;

(4) On February 7, 2011, the Reporting Person effected an open market sale of 1,000 shares of Common Stock at $0.48 per share;

(5) On February 11, 2011, the Reporting Person effected an open market sale of 1,000 shares of Common Stock at $0.48 per share;

(6) On March 22, 2011, the Reporting Person effected an open market sale of 1,000 shares of Common Stock at $0.43 per share;

(7) On March 24, 2011, the Reporting Person effected an open market sale of 1,250 shares of Common Stock at $0.47 per share;

(8) On May 24, 2011, the Reporting Person effected an open market sale of 2,500 shares of Common Stock at $0.38 per share;

(9) On May 25, 2011, the Reporting Person effected an open market sale of 2,500 shares of Common Stock at $0.38 per share;

(10) On June 7, 2011, the Reporting Person effected an open market sale of 2,500 shares of Common Stock at $0.35 per share;

(11) On June 7, 2011, the Reporting Person effected an open market sale of 2,500 shares of Common Stock at $0.40 per share;

(12) On June 22, 2011, the Reporting Person effected an open market sale of 5,000 shares of Common Stock at $0.31 per share;

(13) On June 27, 2011, the Reporting Person effected an open market sale of 5,000 shares of Common Stock at $0.31 per share;

(14) On June 28, 2011, the Reporting Person effected an open market sale of 5,000 shares of Common Stock at $0.32 per share;

(15) On July 6, 2011, the Reporting Person effected an open market sale of 5,000 shares of Common Stock at $0.35 per share;

(16) On July 12, 2011, the Reporting Person effected an open market sale of 5,000 shares of Common Stock at $0.35 per share;

(17) On July 20, 2011, the Reporting Person effected an open market sale of 5,000 shares of Common Stock at $0.30 per share; and

(18) On November 8, 2011, the Reporting person effected a gift of 500,000 shares of Common Stock.

CUSIP No. 922099106	SCHEDULE 13D	Page 5 of 6 Pages

(d) The Reporting Person has the sole right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in paragraph (a) above.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 922099106	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2012	TAMAR GALAZAN

/s/ Tamar Galazan

MIA1822946921